UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AP Acquisition Corp
(Name of Issuer)

Class A ordinary shares, par value of $0.0001 per share
(Title of Class of Securities)

G04058106
(CUSIP Number)

September 30, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.: G04058106

(1)	NAME OF REPORTING PERSONS
AP Sponsor LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
4,222,500(1)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
4,222,500(1)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,222,500(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7%(2)
(12)	TYPE OF REPORTING PERSON
OO

(1) Represents 4,222,500 Class A ordinary shares acquirable in respect of the Issuer’s 4,222,500 Class B ordinary shares, par value $0.0001 per share, convertible one-for-one into the Issuer’s Class A ordinary shares, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-261440).

(2) Based on (i) 17,250,000 Class A ordinary shares issued and outstanding as of August 12 , 2022, as reported on the Issuer’s Form 10-Q filed on August 15, 2022, and (ii) 4,222,500 Class A ordinary shares issuable upon conversion of the 4,222,500 Class B ordinary shares beneficially owned by one or more of the Reporting Persons.

CUSIP NO.: G04058106

(1)	NAME OF REPORTING PERSONS
Advantage Partners (H.K.) Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
0(3)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
0(3)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0(3)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%(3)
(12)	TYPE OF REPORTING PERSON
CO

(3) On September 30, 2022, Advantage Partners (H.K.) Limited transferred all of its interest in AP Sponsor LLC (the “Sponsor”) to Advantage Partners Pte. Ltd. Advantage Partners Pte. Ltd., the sole member of the Sponsor, does not exercise voting or dispositive power with respect to the securities of the Issuer held by the Sponsor and is not considered a beneficial owner of such securities.

CUSIP NO.: G04058106

(1)	NAME OF REPORTING PERSONS
Richard Lee Folsom
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
4,222,500(1)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
4,222,500(1)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,222,500(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.7%(2)
(12)	TYPE OF REPORTING PERSON
IN

(1) Represents 4,222,500 Class A ordinary shares acquirable in respect of the Issuer’s 4,222,500 Class B ordinary shares, par value $0.0001 per share, convertible one-for-one into the Issuer’s Class A ordinary shares, as more fully described under the heading “Description of Securities – Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-261440).

(2) Based on (i) 17,250,000 Class A ordinary shares issued and outstanding as of August 12 , 2022, as reported on the Issuer’s Form 10-Q filed on August 15, 2022, and (ii) 4,222,500 Class A ordinary shares issuable upon conversion of the 4,222,500 Class B ordinary shares beneficially owned by one or more of the Reporting Persons.

CUSIP NO.: G04058106

Item 1(a).	Name of Issuer:

AP Acquisition Corp (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Collyer Quay, #37-00 Ocean Financial Center

Singapore.

Item 2(a).	Name of Person Filing:

(i)	AP Sponsor LLC;
(ii)	Advantage Partners (H.K.) Limited; and
(iii)	Richard Lee Folsom (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

10 Collyer Quay, #37-00 Ocean Financial Center

Singapore.

Item 2(c).	Citizenship or Place of Organization:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.0001 per share.

Item 2(e).	CUSIP Number:

G04058106.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership:

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

The Sponsor is the record holder of the securities reported herein. Richard Lee Folsom is the sole manager of the Sponsor and has sole voting and dispositive power with respect to the securities of the Issuer held by the Sponsor. As such, Mr. Folsom may be deemed to have or share beneficial ownership of the shares held directly by the Sponsor. This Statement shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of any of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

CUSIP NO.: G04058106

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2022

AP Sponsor LLC	By:	/s/ Richard Lee Folsom
	Name:	Richard Lee Folsom
	Title:	Manager

Advantage Partners (H.K.) Limited	By:	/s/ Richard Lee Folsom
	Name:	Richard Lee Folsom
	Title:	Representative Partner

/s/ Richard Lee Folsom
	Name:	Richard Lee Folsom

[Signature Page to Schedule 13G]